

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

Ricardo Haynes
Chief Executive Officer
Bear Village, Inc.
4002 Hwy 78, Suite 530 #296
Snellville, GA 30039

> **Re: Bear Village, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed January 14, 2021**
> **File No. 024-11359**

Dear Mr. Haynes:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments..

Amendment No. 2 to Form 1-A filed on January 14, 2021

General

1. You indicate under Market Opportunity on page 29 that the COVID-19 pandemic will have a positive impact on your business plan for developing regional resorts. Please also address in the risk factors and Management's Discussion and Analysis as appropriate material negative effects COVID-19 could have on your planned operations, including facilities where large groups of people gather in close proximity.

2. Part I Item 3 indicates you provide Rule 262(d) "bad actor" disclosure; however, we are unable to locate such disclosure. We also note you indicate "none" for Part I Item 6; however, you were incorporated in 2020 and issued securities to your founders and in return for $30,000 of invoices. Please revise to reconcile the apparent inconsistencies. With respect to the Item 6 response, please advise us of any prior and planned sales

activity of Network 1.

3. Please revise to provide the disclosure required by Form 1-A's Offering Circular format. In this regard, we note you do not provide:
   - the tabular or 5 year business experience disclosure as set forth in Item 10;
   - the disclosure required by Item 13; and
   - the disclosure required by Item 14(a) regarding the securities being offered.

Risk Factors
Risks relating to this Offering and our shares
Investors in this offering may not be entitled to a jury trial...., page 8

4. The risk factor refers to the Court of Chancery in Delaware. However, we note that the form of subscription agreement indicates it will be governed by the laws of Georgia and the provision refers to the Court of Chancery in Wyoming. Please reconcile. In addition, the forum selection provision in the form of subscription agreement identifies the Court of Chancery of the State of Wyoming as the exclusive forum for all actions or proceedings relating to the agreement. The risk factor disclosure indicates that the provision will apply to claims under the federal securities laws. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please revise to provide similar disclose regarding the waiver of jury trial provision.

Use of Proceeds to Issuer, page 14

5. We note from page 38 that net losses have been funded by partners and exist in the form of a promissory note which will be paid through this offering. Please tell us why repayment of the promissory note has not been reflected in the use of proceeds table.

Business, page 15

6.   We note the statements on page 1 that you have "two resorts in development" and "will break ground" in 2021. Please revise Milestones, Use of Proceeds and where appropriate to clarify the status and costs of the significant aspects of your business plan. For example, it is unclear how much the land acquisition, regulatory approvals and construction of each of the 2 properties will cost. As this offering has no minimum, it is also unclear if and how you will proceed if you raise only the amounts in, for example, the first 2 columns on page 14. Please revise accordingly.

Bear Village Asset Holdings – TN, LLC, page 19

7.   We note the statement that you have "teamed with regional and national industry leaders." We also note the statements on pages 1 and 6 that your project "will continue to receive tremendous support at the community, city, county and state levels" and that you have "partnerships with other national companies." Please revise to clearly disclose the bases for these statements and the statement that "[t]he Lodge, Condominium operations and amenities will provide the $100 million dollar resort project with over $10 million (stabilization +2 years) in operational income per year." If you have arrangements or agreements with leaders or companies please file them as material contracts. In addition, disclose the basis for all material assumptions underlying revenue and cost projections for the condominium units to be constructed.

Security Ownership of Management and Certain Security Holders, page 44

8.   Please provide a percent of class column in the table and the addresses of the individuals listed. See Item 12 of Form 1-A.

Independent Auditors' Report, page F-2

9.   Please have your auditor revise the signature on the Independent Auditors' report to reflect the firm name and signature used within the auditors' consent in Exhibit 11.1. Additionally, have your auditor revise the audit report to refer to the period from March 1, 2020 (inception) through September 30, 2020 for the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows in order accurately reflect the period audited.

Statement of Stockholder's Equity, page F-5

10.   Please tell us why the 100,000 shares of Series A preferred stock issued to your principal shareholders has not been reflected in your financial statements.

Statement of Cash Flows, page F-6

11.   Please explain why your balance sheet reflects a cash balance of $100,000, the liquidity and capital resources section of the MD&A discloses a cash balance of $10,615 and the statement of cash flows reflects $0 cash and cash equivalents as of September 30, 2020. In addition, tell us how the $6.8 million notes payable have been reflected in the statement of cash flows.

Note 1 - Organization and Nature of the Business, page F-7

12.   We note several inconsistencies in the notes to financial statements regarding your characterization of the company as an early stage hospitality and entertainment company. For example, Note 1 states that "we assist our clients in achieving their strategic goals by offering comprehensive, integrated financial advisory services across all major industry sectors. Our team of experienced professionals advises clients on their most critical decisions, including mergers and acquisitions ("M&A"), recapitalizations and restructurings and other corporate finance matters." Note 2 states that "the Company recognizes revenues from providing advisory services when earned and collection is reasonably assured. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Underwriting revenues are recognized when the offering is deemed complete and is presented net of related expenses. Deferred revenues are recorded for fees received that have not yet been earned. Expenses are reflected on the statements of operations, net of client reimbursements." Note 5 states that "as a result of extensive regulation of the broker-dealers, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations." Please explain these disclosures in the context of your proposed business model.

Notes to Financial Statements, page F-37

13.   Please include notes to the financial statements to address the substance of Property, Plant and Equipment and Notes Payable as of September 30, 2020, including but not limited to material terms and relevant accounting policies.

Consent of Independent Registered Public Accounting Firm, page EX-11

14.   We note that the auditors' consent refers to the audit report dated September 30, 2020 whereas the date of the audit report on page F-2 is January 8, 2021. Please address this discrepancy.

Ricardo Haynes
Bear Village, Inc.
February 10, 2021
Page 5

       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc: Donald Keer